OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

October 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed October 16, 2013,
as amended by Amendment No. 1 filed herewith
File No. 333-191743

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-191743 (the “Amendment”), for the registration of shares of the Company’s common stock under a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.
The Amendment responds to the comments received from the staff of the Commission by letter dated October 28, 2013.
A courtesy copy of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Emily Drazan, Esq.) in the review of the foregoing documents.
To facilitate the staff’s review, the Commission’s comments precede each of the Company’s responses. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment.
General

1.
We note you are registering for resale 18,632,554 shares of common stock which represent a significant portion of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Also, provide this percentage for the amount being offered by each selling shareholder and that shareholder’s affiliates. Disclose how you arrived at the percentages.

Response: As of October 29, 2013, shares of common stock held by non-affiliates of the Company were 16,707,866 shares (22,389,331 total shares outstanding, less 5,681,465 shares held by executive officers, directors and greater than 10% stockholders). The 18,632,554 shares originally being registered represented 112% of the shares held by non-affiliates.
As discussed with the staff, the Company has exercised its registration “cut-back” right with the selling stockholders. The Amendment now covers a total of 9,316,277 shares of common stock of the Company, or half of the number of shares originally being registered. The table below details the percentage of the shares being registered in the Original Filing and the Amended Filing as compared to the outstanding shares held by non-affiliates of the Company as of October 29, 2013:

IZEA, Inc.
Rule 415(a)(1)(i) Calculations	Original Filing			Amended Filing
Selling Stockholder	Number of Shares Beneficially Owned	Maximum Number to Register (including warrants)	Percent of Outstanding Non-affiliate shares	Outstanding Shares to Register	Percent of Outstanding Non-affiliate shares	Number of Shares Sold in the Private Placement	Percent Acquired in Offering
Brian W. Brady	14,831,547	—	—%	—	—%	10,314,016	36%
Perry A. Sook	4,000,000	4,000,000	24%	2,000,000	12%	4,000,000	14%
John Pappajohn	2,000,000	2,000,000	12%	1,000,000	6%	2,000,000	7%
Midsummer Small Cap Master Ltd.	1,600,000	1,600,000	10%	800,000	5%	1,600,000	6%
William M. Smith Revocable Trust	1,600,000	1,600,000	10%	800,000	5%	1,600,000	6%
Incandela Investment Group LLC	800,000	800,000	5%	400,000	2%	800,000	3%
Brian A. Bradley Revocable Trust	800,000	800,000	5%	400,000	2%	800,000	3%
David R. Bradley Revocable Trust	800,000	800,000	5%	400,000	2%	800,000	3%
Eric A. Bradley Revocable Trust	800,000	800,000	5%	400,000	2%	800,000	3%
Andrew Gomer	800,000	800,000	5%	400,000	2%	800,000	3%
Fred Levy	800,000	800,000	5%	400,000	2%	800,000	3%
Plough Penny Partners	400,000	400,000	2%	200,000	1%	400,000	1%
John H. Caron 1999 Family Trust	400,000	400,000	2%	200,000	1%	400,000	1%
James and Maureen Watts	400,000	400,000	2%	200,000	1%	400,000	1%
Bruce Fox	400,000	400,000	2%	200,000	1%	400,000	1%
Ramnarain Jaigobind	400,000	400,000	2%	200,000	1%	400,000	1%
Michael Brauser	1,542,175	174,732	1%	87,366	1%	349,464	1%
Barry Honig	349,464	174,732	1%	87,366	1%	349,464	1%
Michael J. Riddle, Jr.	280,000	280,000	2%	140,000	1%	280,000	1%
Doug Fries	200,000	200,000	1%	100,000	1%	200,000	1%
Richard Golden	200,000	200,000	1%	100,000	1%	200,000	1%
Mark and Janet Behrendt	200,000	200,000	1%	100,000	1%	200,000	1%
Richard Molinsky	200,000	200,000	1%	100,000	1%	200,000	1%
Jonathan Gazdak	200,000	200,000	1%	100,000	1%	200,000	1%
Steven Farber	100,000	100,000	1%	50,000	—%	100,000	—%
Timothy Bush	80,000	80,000	—%	40,000	—%	80,000	—%
Greenberg Traurig, LLP	823,090	823,090	5%	411,545	2%	—	—%

Total		18,632,554	112%	9,316,277	56%	28,472,944	100%

The Company believes, based on the following considerations and supported by the quantitative data set forth above, registration of the shares of common stock and the shares underlying warrants sold in the Company's August/September 2013 private placement is in compliance with Rule 415(a)(1)(i) as a “secondary” offering, and the staff should allow it to register all of the shares included in the Amendment.

•
None of the shares of common stock and warrants sold in the August/September 2013 private placement are being registered for the benefit of affiliates of the Company. Brian W. Brady, a director of the Company who acquired 5,157,008 shares of common stock and a like number of shares underlying warrants in the private placement, waived his registration rights in connection with this Registration Statement.

•
There were 26 investors in the August/September 2013 private placement. Aside from Brian W. Brady, substantially all of the investors acquired less than 5% of the securities offered in that private placement. The investors were widely-dispersed, had no relation to one another and, for the most part, were not typical institutional PIPE investors and should not be considered “underwriters.”

•	The Company did not engage the services of any placement agent or financial intermediary, and did not pay any commission or fees to any such persons or firms.

•
The selling stockholders have no business relationship with the Company. While some of the selling stockholders previously provided debt financing to the Company, those loans were made as a result of arm’s-length negotiations with the Company.

•
None of the selling stockholders participating in the Registration Statement are in the business of underwriting securities, or are affiliated in any way with a FINRA member, except in the limited case of two Aegis Capital Corp. employees.

•
There is nothing involved that suggests the selling stockholders are acting as a conduit for the Company. The proceeds of any sales of the registered shares by the selling stockholders are for their own account, and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into the Company.

•
The selling stockholders purchased their shares of common stock and warrants in August or September 2013, and have held them now continuously for more than the past two months, during which they bore real investment risk.

•
The securities purchased by the selling stockholders and offered by the prospectus are not convertible notes or preferred stock with any special price protection, reset or adjustment provisions, a factor that the staff has prominently noted.

•	The Company is not aware of any selling stockholder with a short position in the Company’s common stock.
Accordingly, the Company believes that the resale transactions by the selling stockholders do not constitute an offering “by or on behalf of the issuer,” and that the Company is eligible to use the continuous offering provisions of Securities Act Rule 415 in connection with an “at the market offering.”
Selling Stockholders, page 57

2.
We note your statement that no material relationships have existed between any of the selling stockholders and you within the last three years "except as disclosed under the section ‘Certain Relationships and Related Transactions and Director Independence’ above." Please expand your disclosure to clarify the relationships you are referencing.

Response: The words “except as disclosed under the section ‘Certain Relationships and Related Transactions and Director Independence’ above” refers to the loan conversion transactions involving selling stockholders Barry Honig and Michael Brauser that were part of the August/September 2013 private placement. This reference has been clarified on page 57.

3.
We note your statement “that none of the selling stockholders are members of management, insiders, or affiliates of the company.” Please analyze whether or not Mr. Honig and Mr. Brauser are affiliates of the company based on their repeated financing of the company.

Response: In response to the staff’s comment, the Company believes that Barry Honig and Michael Brauser are not affiliates of the Company. As disclosed in “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources,” Messrs. Honig and Brauser provided loans to the Company in the principal amounts totaling $550,000 in February 2012 and $75,000 in May 2012. For more than the past 16 months, neither Mr. Honig nor Mr. Brauser (or their respective affiliates) has provided any financing to the Company. The Company believes that these 2012 loans were made on market terms and in arm’s-length transactions. Additionally, subsequent conversions of the loan amounts were similarly effected on market terms, such as in the current case in which Mr. Honig and Mr. Brauser converted their May 2012 loans as part of the Company’s August/September private placement.
As to the relationship between the Company and Messrs. Honig and Brauser, the Company wishes to note for the staff that neither individual (nor any persons affiliated with them) has: (i) ever served as an officer, director, employee or consultant of the Company, (ii) ever attended a board meeting of the Company, or (iii) received preferential treatment over other shareholders.
While the beneficial ownership of the Company’s common stock by Mr. Honig and Mr. Brauser has varied depending on the timing of their individual conversions and sales, as of October 29, 2013, to the Company’s knowledge, Mr. Honig beneficially owned 349,464 shares (inclusive of 174,732 warrant shares), or 1.5% of the Company’s outstanding shares, and Mr. Brauser beneficially owned 1,542,175 shares (inclusive of 174,732 warrant shares), or 6.8% of the Company’s outstanding shares. These individuals do not act as a “group.”
Based on the foregoing ownership levels and the historic “outside lender” roles they have each played, the Company has determined that Mr. Honig and Mr. Brauser are not affiliates of the Company.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-22

4.
We note that your auditor’s report refers to “the auditing standards” of the PCAOB rather than to “the standards” of the PCAOB as is required by the PCAOB’s Auditing Standard No. 1. Please explain why the report includes the qualifier “auditing”; and if the reason is a typographical error, please amend the filing to include a corrected audit report.

Response:  As is required by the PCAOB’s Auditing Standard No. 1, the Registration Statement has been amended to correct the Report of Independent Registered Public Accounting Firm to refer to “the standards” of the PCAOB, rather than to “the auditing standards” of the PCAOB.  The auditor’s report mistakenly included the qualifier “auditing” and was a typographical error.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact LeAnn Hitchcock, the Company’s Interim Chief Financial Officer, at (407) 341-7133, or me at (212) 451-2234.
Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman
Enclosures
cc:    Emily Drazan, Esq., Law Clerk
Celeste Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Ms. Ivette Leon, Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance
Ms. LeAnn Hitchcock, Interim Chief Financial Officer
IZEA, Inc.

IZEA, Inc.
1000 Legion Place, Suite 1600
Orlando, Florida 32801

October 30, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc. (the “Company”)
Registration Statement on Form S-1
Filed October 16, 2013
File No. 333-191743

Ladies and Gentlemen:
In connection with the Company’s response to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated October 28, 2013, the Company acknowledges:
1.Should the Commission or the staff, acting pursuant to deleted authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
IZEA, INC.

By: /s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President and Chief Executive Officer